Exhibit 99.2

Stratasys
FOR A 3D WORLD™

STRATASYS LTD.
C/O STRATASYS, INC.
7665 COMMERCE WAY
EDEN PRAIRIE, MN 55344-2020

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M80619-TBD

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

STRATASYS LTD.

The Board of Directors recommends a VOTE FOR Proposals 1, 2, and 3.

	For	Against	Abstain
1. The approval of amendments to the Company's current Amended and Restated Articles of Association, as amended (the "**Articles of Association**"), that (i) reflect the expiration of the initial two-year term following the Objet Ltd.-Stratasys, Inc. merger, including the elimination of Class A Director and Class B Director classifications for members of our Board of Directors (the "**Board**"), (ii) provide procedures for shareholder proposals and shareholder nominations for directors at general meetings of shareholders, in accordance with recently adopted regulations under the Israeli Companies Law, 5759-1999 (the "**Companies Law**"), (iii) reduce the quorum requirement at general meetings to two or more shareholders holding twenty-five percent (25%) or more of the voting rights in our Company and (iv) make conforming changes to the Articles of Association.	☐	☐	☐
2. The election of seven directors of the Company to serve until the 2015 annual general meeting of shareholders:			
2a. S. Scott Crump	☐	☐	☐
2b. Elchanan Jaglom	☐	☐	☐
2c. Edward J. Fierko	☐	☐	☐
2d. Ilan Levin	☐	☐	☐
2e. John J. McEleney	☐	☐	☐
2f. David Reis	☐	☐	☐
2g. Clifford H. Schwieter	☐	☐	☐
3. The approval of amendments to the compensation policy for the Company's executive officers and directors, in accordance with the requirements of the Companies Law.	☐	☐	☐

Personal interest/controlling shareholder indication for Proposal 3 (if applicable):

NOTE: Upon such other matters as may properly come before the Extraordinary General Meeting (the "Meeting") or any adjournments thereof. The undersigned signatory hereby revokes any other proxy to vote at such Meeting, and hereby ratifies and confirms all that said attorneys and proxies, and each of them, may lawfully do by virtue hereof. With respect to matters not known at the time of the solicitation hereby, said proxies are authorized to vote in accordance with their best judgment. The undersigned signatory acknowledges receipt of a copy of the Notice of the Meeting, dated December 29, 2014, relating to the Meeting.

For address changes/comments, mark here. ☐
(see reverse for instructions)

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

MATERIALS ELECTION
Check this box if you want to receive a complete set of future proxy materials by mail, at no extra cost. If you do not take action you may receive only a Notice to inform you of the Internet availability of proxy materials. ☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

STRATASYS LTD. Extraordinary General Meeting of Shareholders 10:30 a.m. U.S. Central Time February 3, 2015 Stratasys NASH Building 9600 West 76th Street Eden Prairie, Minnesota 55344 To obtain directions to the Stratasys NASH Building, the location of the Extraordinary General Meeting of Shareholders, and a map you can visit the Stratasys website, http://www.stratasys.com/contact-us/locations, or contact Investor Relations at: Stratasys Ltd. c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344 Attn: Shane Glenn – Vice President of Investor Relations Email: shane.glenn@stratasys.com M80620-TBD c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, MN 55344-2020 2 Holtzman Street Science Park, P.O. Box 2496 Rehovot 76124, Israel PROXY The undersigned, a holder of ordinary shares of Stratasys Ltd., an Israeli company (the "Company"), hereby appoints Shane Glenn and Susan Camuel, and each of them, the proxy of the undersigned, with full power of substitution, to attend, represent and vote for the undersigned, all of the shares of the Company that the undersigned would be entitled to vote, at the Extraordinary General Meeting of Shareholders of the Company to be held on February 3, 2015 and any adjournments thereof, as indicated on the reverse side. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS ON THE OTHER SIDE HEREOF. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2 AND 3 AS MORE SPECIFICALLY DESCRIBED IN THE PROXY STATEMENT, AND AS SAID PROXIES SHALL DEEM ADVISABLE ON SUCH OTHER BUSINESS AS MAY COME BEFORE THE MEETING. THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF STRATASYS LTD. PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE. INSTRUCTIONS FOR CONTROLLING AND INTERESTED SHAREHOLDERS If you are a controlling shareholder or possess a personal interest (in each case, as defined in the Israeli Companies Law, 5759-1999 and as described in the Proxy Statement) in the approval of Proposal 3, and wish to vote "For" or "Against" such proposal, you should not vote on that proposal, but should instead indicate your controlling shareholder status or personal interest in the space provided on the reverse side and also contact Shane Glenn, the Company’s Vice President of Investor Relations, at 952-294-3416 or shane.glenn@stratasys.com, who will advise you as to how to submit your vote. (If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.) Continued and to be signed on reverse side Address Changes/Comments: